Exhibit 99

The Progressive Corporation

Letter to Shareholders

Third Quarter 2010

The third quarter was perhaps more notable for what did not happen – significant hurricane activity. With plenty of activity at sea, so far little concern for the family auto.

We maintained our second quarter growth rate in the third with written premiums increasing 5% over the same quarter in 2009, bringing our YTD growth to 6%. Personal Lines taken alone grew closer to 6% in Q3.

A somewhat global characterization of the quarter would be the continued moderation of new business growth rates, most notably in our Direct channel. While the opposite is preferable and our challenge, it does appear that there may have been an elevated level of shopping during the third quarter 2009, relative to the trends from prior years, which was not repeated in 2010. Nonetheless, results were very solid, in part driven by increasing conversion and retention. Our measures of policy life expectancy are up notably for both Agency and Direct auto business for the quarter.

Agency auto ended the quarter up 3% for policies in force, compared to the same period last year, and Direct’s equivalent measure was up 14%. Our Commercial Auto business had many states with new business growth in the quarter, but it still has not returned to prior performance levels. We believe that it will take new growth in large markets, like Florida, to put Commercial Auto back into positive territory on most measures. Commercial Auto ended the quarter with policies in force down 1% from last year at this time.

Profitability targets were all well in line for the quarter, with each part of our business performing well. The 92.9 combined ratio, reflecting meaningful reserve development, was very comparable to last year’s quarterly result. Net income was, for the most part, also quite comparable, especially after taking into account a favorable tax-related item last year.

We continue to experience relatively manageable trends in frequency and severity. As noted in the second quarter comments, we are seeing a continued decline in bodily injury severity. While our data is clear, the direction does not reconcile easily with our general experience and expectations. This will remain an issue of strong focus for us both on the pricing and reserving fronts. Pricing trends generally are relatively modest and, for the most part, many of our more challenging states (think personal injury protection (PIP) states) are continuing to experience improved results; our attention will now focus on restoring growth in these states.

We continue to position our investment portfolio near the lower end of our duration guidelines, with preference for acceptable credit and reinvestment risk over interest rate risk. The pretax recurring investment yield is 3.6% for the year. We are comfortable with the composition of our portfolio at this time, but it is still slightly overweight in preferred stocks, largely in the financial sector. While these preferred stocks have done well during the year, we expect to further reduce their allocation to our mix over time. Lower rates along with stronger credit and equity markets resulted in a total return of 3.3% for the quarter and 6.5% YTD.

While investment yields are somewhat muted, our capital position is very strong. Our long-standing philosophy of returning underleveraged capital when appropriate to do so has resulted in significant actions this year. We retired $223 million of our outstanding hybrid debt in the third quarter and, early in the fourth quarter, we declared an extraordinary dividend of $1 per common share to be paid later this year. We have also continued to buy back our stock throughout the year, with 10.7 million shares repurchased to date. Finally, our variable dividend for 2010, which is independent of the extraordinary dividend, is on track to pay the largest annual dividend to shareholders yet under this program, if the Gainshare factor remains near the current factor of 1.65 (but, the year is not over).

The third quarter had a couple of newsworthy events.

The first was the publication of the J.D. Power and Associates 2010 National Auto Insurance StudySM in which our industry ranking increased as it has for the past seven years. For that to be possible, we clearly did not start near the top. And while the top is unquestionably the only place we aspire to be, our progress in advancing has been unmatched and the difference between our current performance and desired performance is rapidly becoming reconcilable. While this is encouraging on a relative basis and supportive of our internal efforts over now many years to create a customer-focused culture, both the absolute scores and our internal measures of customer satisfaction suggest we have much we can yet improve.

A second study from J.D. Power was an Insurance Agency Satisfaction Study. This study assessed independent agents’ perceptions regarding multiple dimensions of the major carriers they represent. We were happy to see agents view Progressive as the top-rated overall carrier in the space and clearly superior in many of the specific dimensions.

Also during the quarter, I concluded my search for a Chief Marketing Officer to lead Progressive’s ongoing branding and marketing activities. Our reputation in the market has changed since the first time I undertook such a search and I was happy to see many interesting candidates, all capable of meaningfully adding to our efforts. The extensive process we undertook makes me feel even better about our final selection of Jeff Charney, who will join us soon, after leaving Aflac. Jeff no doubt will have many objectives and challenges, but paramount among them will be to continue to develop the depth of talent in our brand and marketing organization to match the capabilities we have in so many of our other critical business functions.

Overall, a good quarter with our agenda on track and with many encouraging signs for continued solid performance.

Glenn M. Renwick

President and Chief Executive Officer